FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

to

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2023

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

SINA R. HEKMAT, ESQ. Hogan Lovells US LLP 390 Madison Avenue New York, NY 10017 +1 (212) 918 3000

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2023, as follows:

•	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 3 hereof to the “Presentation of Financial and Other Information” section;

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments — Landwirtschaftliche Rentenbank” on pages 3 to 4 hereof to the “Recent Developments — Landwirtschaftliche Rentenbank” section;

•	Exhibit (d) is hereby amended by replacing the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 6 to 9 hereof;

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany— Germany’s General Government Deficit/Surplus and General Government Gross Debt” on page 9 hereof to the “Recent Developments—The Federal Republic of Germany” section; and

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Economic Outlook” on page 9 hereof to the “Recent Developments—The Federal Republic of Germany” section;

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments— Early Parliamentary Elections” on page 10 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section; and

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments—Monetary Policy” on page 10 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section.

This report is intended to be incorporated by reference into Landwirtschaftliche Rentenbank’s prospectus dated October 18, 2022 and any future prospectus filed by Landwirtschaftliche Rentenbank with the Securities and Exchange Commission to the extent such prospectus indicates that it intends to incorporate by reference this report.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On February 4, 2025, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = 1.0335 U.S. dollar (0.9676 EUR per U.S. dollar).

RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

Rentenbank Preliminary Results for the Year Ended December 31, 2024

The following information is derived from Rentenbank’s press release of January 28, 2025, announcing certain preliminary results for 2024. The financial figures in this section are based on preliminary, unaudited results for Rentenbank’s fiscal year ended December 31, 2024. Unless otherwise indicated, the financial figures in this section were prepared in accordance with German GAAP. Rentenbank expects its final, audited annual financial statements for 2024 to be announced at a press conference and published in April 2025.

According to preliminary figures, 2024 was a challenging year for Landwirtschaftliche Rentenbank. New promotional loans declined across all promotional lines by 41.1% to EUR 3.6 billion (as compared to EUR 6.1 billion in 2023). The total volume of new promotional lending activity declined by 26.3% to EUR 7.9 billion (as compared to EUR 10.7 billion in 2023). To fund its new promotional activity, Rentenbank raised approximately EUR 8.2 billion (as compared to EUR 10.5 billion in 2023) in medium- and long-term funds in the capital market. The bank’s operating result before provisions for loan losses and valuation effects came to EUR 161.6 million in financial year 2024 (as compared to EUR 197.3 million in 2023). The Common Equity Tier 1 capital ratio was substantially higher, while the leverage ratio was about the same as in the previous year.

The sharpest declines in the volume of new promotional loans were registered in the Renewable Energy (-91%) and Agribusiness and Food (-53.8%) promotional lines. The main reason for these declines was the high level of the EU base interest rate, which meant that Rentenbank was only able to grant new promotional loans at high subsidy-free interest rates or had to contribute sizeable subsidies. The volume of new promotional loans granted in the Rural Development line, which is largely influenced by the demand for global loans on the part of the state development banks of the German federal states, declined by 40.4%. This decrease should be seen particularly in the context of the very strong performance in the previous year. Furthermore, the decline in new promotional loans granted across all promotional lines is a reflection of the general investment restraint in the agricultural sector.

The basic market conditions affecting Rentenbank’s promotional activity have improved. First, the EU base interest rate moved lower at the end of 2024. Second, the latest results of Rentenbank’s Agriculture Barometer show that the mood in the agricultural sector is gradually brightening and investment propensity is rising. Both these trends will have a positive effect on our promotional activity.

Euro was the most important currency of issuance

To fund its promotional lending activity, Rentenbank raised about EUR 8.2 billion (as compared to EUR 10.5 billion in 2023) in medium- and long-term funds in the capital market in financial year 2024. The most important currency of issuance was again the euro, which accounted for 55% (as compared to 66% in 2023) of total issuance. The US dollar’s share of total bond issues rose to 32% (as compared to 27% in 2023), while the share of the Australian dollar was unchanged at 7% (as compared to 7% in 2023). For the first time in 2024, Rentenbank issued bonds in British pounds, which represented 6% of total capital raised. Commercial banks were again the most important group of investors, representing 55% (as compared to 57% in 2023) of total issuance. Rentenbank placed 35% (as compared to 30% in 2023) of its bonds with central banks.

Lower operating result

At EUR 161.6 million, the operating result before provisions for loan losses and valuation effects was below the high level of the previous year (EUR 197.3 million), but was still well above the plan figure. At the same time, administrative expenses rose to EUR 130.8 million (as compared to EUR 113.6 million in 2023), mainly due to higher office expenses (EUR +8.6 million), most of which consisted of IT investments. Finally, personnel expenses increased by EUR 4.5 million due to the growing number of employees.

Capital ratio and leverage ratio are well above the required levels

At year-end 2024, the bank’s Common Equity Tier 1 capital ratio, which is calculated in accordance with the EU Capital Requirements Regulation (CRR), rose to 38.3% (as compared to 31.3% in 2023). The ratio will be lower after the first-time application of CRR III as of 1 January 2025. The leverage ratio was largely unchanged at 10.2% (as compared to 10.3% in 2023). Also with the application of CRR III, both ratios are still well above the minimum regulatory requirements applicable to Rentenbank.

New Business

Promotional business*	2024	2023	% Change
	(EUR million)
Special promotional loans	3,602	6,114	-41.1
Of which: Agriculture	1,438	1,597	-9.9
Rural Development	1,736	2,913	-40.4
Agribusiness	345	746	-53.8
Renewable Energy	76	849	-91.0

Registered bonds / Promissory notes / Securities	4,274	4,613	-7.3

Venture capital investments	48	22	120.5

Total new promotional business	7,925	10,749	-26.3

* includes program-linked registered bonds previously reported under registered securities, previous year's figure adjusted

Funding
Medium- and long-term funding	8,160	10,510	-22.4
Of which: Euro Medium Term Notes (EMTN)	6,163	7,665	-19.6
Global bonds	1,389	2,116	-34.4
AUD MTN	608	714	-14.8
Domestic capital market instruments	0	15	-

Balance Sheet

	December 31, 2024	December 31, 2023	% Change
	(EUR million)
Total assets	94,985	97,787	-2.9
Loans and advances to banks	65,615	67,244	-2.4
Loans and advances to customers	7,003	7,502	-6.7
Bonds and other fixed-income securities	16,743	15,855	5.6
Securitised liabilities	83,752	85,757	-2.3

Equity (incl. Fund for general banking risk) reported on the balance sheet	4,960	4,867	1.9

Income Statement

	2024	2023	% Change
	(EUR million)
Net interest income	287.5	310.0	-7.3
Administrative expenses	130.8	113.6	15.1
Preliminary operating profit before provision for loan losses/valuation	161.6	197.3	-18.1

Cost/income ratio	41.8	35.6	6.2% points

Capital Ratios

	2024	2023	% Change
	(in %)
Common Equity Tier 1 capital ratio	38.3	31.3	7.0% points
Total capital ratio	10.2	10.3	- 0.1% points

Figures and percentages may not add up to the total provided due to rounding.

RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

Gross Domestic Product

(adjusted for price, seasonal and calendar effects)(1)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
4th quarter 2023	-0.4	-0.2
1st quarter 2024	0.2	-0.1
2nd quarter 2024	-0.3	-0.3
3rd quarter 2024	0.1	-0.3
4th quarter 2024	-0.2	-0.2

(1)	Adjustment for seasonal and calendar effects according to the Census X13 method.

Germany’s gross domestic product (“GDP”) fell by 0.2% in the fourth quarter of 2024 compared with the third quarter of 2024 after adjustment for price, seasonal and calendar variations. While government and household final consumption expenditure increased in the fourth quarter of 2024, exports were significantly lower than in the previous quarter. In 2024 as a whole, price adjusted GDP declined by 0.2%.

GDP in the fourth quarter of 2024 was down a price adjusted 0.4% compared with the fourth quarter of 2023. After price and calendar adjustment, however, GDP showed a decrease of 0.2% as there was one working day less than in the same period a year earlier.

Source: Federal Statistical Office, Gross domestic product in the 4th quarter of 2024 down 0.2% on the previous quarter, press release of January 30, 2025 (https://www.destatis.de/EN/Press/2025/01/PE25_039_811.html).

Inflation Rate

Inflation Rate

(based on overall consumer price index)

Reference period	Percentage change on the previous month	Percentage change on the same month in previous year
December 2023	0.1	3.7
January 2024	0.2	2.9
February 2024	0.4	2.5
March 2024	0.4	2.2
April 2024	0.5	2.2
May 2024	0.1	2.4
June 2024	0.1	2.2
July 2024	0.3	2.3
August 2024	-0.1	1.9
September 2024	0.0	1.6
October 2024	0.4	2.0
November 2024	-0.2	2.2
December 2024	0.5	2.6
January 2025 (1)	-0.2	2.3

(1)	Provisional estimate.

The inflation rate in Germany, measured as the year-on-year change in the consumer price index, stood at 2.6% in December 2024, reflecting an increase compared to November 2024 (2.2%). In December 2024, the most important driver of inflation was the increase in the price of services. This increase was offset to a degree by a decrease in energy prices.

Food prices increased by 2.0% in December 2024 compared to December 2023, after experiencing a 1.8% year-on-year increase in November 2024. Energy prices in December 2024 decreased by 1.6% compared to December 2023, following decreases of 3.7% and 5.5% in November 2024 and October 2024, respectively, in each case compared to the same month in the previous year.

Core inflation, which is the year-on-year rate of price increase excluding energy and food, was 3.3% in December 2024, demonstrating the current dampening impact of energy prices on overall inflation. In November 2024, the consumer price index excluding food and energy was 3.0%. This means that core inflation increased slightly in December 2024 compared to November 2024.

Prices of goods (total) increased by 1.4% from December 2023 to December 2024. The prices of services (total) increased by 4.1% in December 2024 when compared to December 2023.

Compared with November 2024, the consumer price index rose by 0.5% in December 2024.

On an annual average basis, consumer prices in Germany rose by 2.2% in 2024 compared with 2023. The inflation rate in 2024 was therefore markedly lower than in the three preceding years. The annual average rate of inflation was 5.9% in 2023, 6.9% in 2022 and 3.1% in 2021.

According to provisional estimates of the Federal Statistical Office, the consumer price index in January 2025 is expected to be 2.3% higher compared to January 2024 and 0.2% lower compared to December 2024, respectively. Core inflation is expected to be 2.9% year-on-year in January 2025.

Sources: Federal Statistical Office, Short-term indicators: Price indices at a glance (consumer prices, retail prices, producer prices, selling prices in wholesale trade, import prices, export prices). Tables with values and rates of change (https://www.destatis.de/EN/Themes/Economy/Short-Term-Indicators/Prices/pre110.html); Federal Statistical Office, Inflation rate at +2.2% in 2024, press release of January 16, 2025 (https://www.destatis.de/EN/Press/2025/01/PE25_020_611.html); Federal Statistical Office, Inflation rate of +2.3% expected in January 2025, press release of January 31, 2025 (https://www.destatis.de/EN/Press/2025/01/PE25_043_611.html).

Unemployment Rate

Unemployment Rate

(percent of unemployed persons in the total labor force according to the
International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
December 2023	2.9	3.2
January 2024	3.2	3.2
February 2024	3.6	3.3
March 2024	3.5	3.3
April 2024	3.2	3.4
May 2024	3.5	3.4
June 2024	3.4	3.5
July 2024	3.6	3.5
August 2024	3.8	3.5
September 2024	3.2	3.4
October 2024	3.3	3.4
November 2024	3.3	3.4
December 2024	3.2	3.4

(1)	The time series on unemployment are based on the German Labour Force Survey.

(2)	Trend cycle component (X-13-ARIMA method using JDemetra+; calculation by Eurostat).

Approximately 46.0 million persons resident in Germany were in employment in December 2024. According to provisional calculations of the Federal Statistical Office, the seasonally adjusted number of persons in employment rose marginally by 4,000 (0.0%) compared with the previous month. Employment picked up slightly in October and November, increasing by 13,000 and 9,000 people, respectively. This marks a modest improvement after several months of decline, with employment dropping by an average of 20,000 people per month between June and September 2024, after adjusting for seasonal effects.

Compared to December 2023, the number of employed persons in December 2024 declined by 24,000 or -0.1%. The year-on-year rate of change was 0.0% in September, October and November, and 0.2% in June 2024. The downward trend in employment is therefore continuing, with the number of persons in employment now slightly below the previous year’s level.

In December 2024, the number of unemployed persons increased by approximately 129,000, or 9.9%, compared to December 2023. Adjusted for seasonal and irregular effects, the number of unemployed persons in December 2024 stood at 1.52 million, reflecting a slight increase of 0.1% compared to November 2024. Between November 2024 and December 2024, the adjusted unemployment rate remained stable at 3.4%.

Sources: Federal Statistical Office, Employment stagnates in December 2024, press release of January 31, 2025 (https://www.destatis.de/EN/Press/2025/01/PE25_041_132.html); Federal Statistical Office, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data, accessed on January 31, 2025 (https://www-genesis.destatis.de/genesis/online?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false&language=en#abreadcrumb).

Current Account and Foreign Trade

Current Account and Foreign Trade

	(balance in EUR billions) (1)
Item	January-November 2024	January-November 2023
Goods	229.2	209.0
Services	-78.3	-66.0
Primary income	130.5	128.3
Secondary income	-54.6	-57.3
Current account	226.9	214.1

(1)	Figures may not add up due to rounding.

Source: Deutsche Bundesbank, Major items of the German balance of payments, January 10, 2025 (https://www.bundesbank.de/resource/blob/934892/b8854909ce3891eef161f5e860dddea3/472B63F073F071307366337C94F8C870/2024-01-10-zahlungsbilanz-anlage-data.pdf).

Germany’s General Government Deficit/Surplus and General Government Gross Debt

According to provisional calculations, general government budgets recorded a financial deficit (net borrowing) of EUR 113.0 billion at the end of 2024. This was an increase of approximately EUR 5.5 billion from 2023. State government, local government and social security funds recorded a higher financial deficit, mainly as a result of increased expenses for social benefits in kind and social benefits other than social transfers in kind. This was primarily due to higher expenditure for pensions. There was also a marked increase in expenditure for long-term care allowance and citizen’s benefit (Bürgergeld). By contrast, central government was the only subsector to reduce its deficit. The discontinuation of the measures to reduce the impact of the energy crisis – mainly the brake on gas and electricity prices – at the end of 2023 had a particularly positive effect in this context. Measured as a percentage of GDP at current prices, Germany recorded a 2.6% deficit ratio in 2024. The ratio is therefore the same as in the previous year and remains below the 3% reference value of the European Stability and Growth Pact.

According to provisional figures of the Deutsche Bundesbank, the general government gross debt ratio was 62.4% of GDP at the end of the third quarter of 2024. This represents a 0.8% increase when compared to the end of the second quarter of 2024 and a 2.2% decrease when compared with the end of the third quarter of 2023.

Sources: Federal Statistical Office, Gross domestic product down 0.2% in 2024, press release of January 15, 2025 (https://www.destatis.de/EN/Press/2025/01/PE25_019_811.html); Deutsche Bundesbank, Verschuldung gem. Maastricht-Vertrag - Deutschland - Gesamtstaat - in % des BIP, accessed on January 31, 2025 (https://www.bundesbank.de/dynamic/action/de/statistiken/zeitreihen-datenbanken/zeitreihen-datenbank/723452/723452?listId=www_v27_web011_21a&tsId=BBGFS1.Q.BQ9959&dateSelect=2024).

Economic Outlook

On January 29, 2025, the Federal Government released the 2025 Annual Economic Report (Jahreswirtschaftsbericht 2025). The report acknowledges that, at the start of 2025, Germany faces significant challenges due to recent global crises impacting its industrial and export-oriented economy. The decrease of German GDP by 0.2% in 2024 was primarily driven by ongoing weaknesses in the manufacturing sector, while consumer-related services showed slight improvements. While the energy crisis following Russia’s invasion of Ukraine in 2022 has been successfully managed and inflation reduced, structural issues such as labor shortages, excessive bureaucracy, and weak investment persist. The Federal Government projects GDP to grow by 0.3% in 2025, a downward revision from its previous forecast. To revitalize the economy, the report emphasizes the need for targeted measures to boost both private and public investments, fully leverage domestic and international labor potential, reduce bureaucracy, and ensure a unified European response to global economic challenges.

Sources: Bundesministerium für Wirtschaft und Klimaschutz, Die wirtschaftliche Lage in Deutschland im Januar 2025, January 15, 2025 (https://www.bmwk.de/Redaktion/DE/Pressemitteilungen/Wirtschaftliche-Lage/2025/20250115-die-wirtschaftliche-lage-in-deutschland-im-januar-2025.html); Bundesministerium für Wirtschaft und Klimaschutz, Jahreswirtschaftsbericht 2025, press release of January 29, 2025 (https://www.bmwk.de/Redaktion/DE/Pressemitteilungen/2025/20250129-jahreswirtschaftsbericht-2025.html).

Other Recent Developments

Early Parliamentary Elections

Following the termination of the governing coalition in November 2024, Chancellor Scholz submitted a motion of confidence to the Bundestag on December 11, 2024. On December 16, 2024, the Bundestag voted on this motion, which (as required to permit early elections) failed. Chancellor Scholz then recommended the dissolution of the Bundestag to Bundespräsident Steinmeier. After consulting all party leaders, Bundespräsident Steinmeier confirmed on December 20, 2024 that no viable majority existed. On December 27, 2024, Bundespräsident Steinmeier officially dissolved the Bundestag and scheduled early elections for February 23, 2025.

Sources: Bundeskanzler Scholz beantragt die Vertrauensfrage, press release of December 11, 2024 (https://www.bundesregierung.de/breg-de/suche/bundeskanzler-scholz-beantragt-die-vertrauensfrage-2324868); Bundespräsident legt Termin fest, communication of the Federal Government (https://www.bundesregierung.de/breg-de/suche/bundestagswahl-2025-2300332).

Monetary Policy

On January 30, 2025, the Governing Council of the European Central Bank (“ECB”) decided to lower each of the three key ECB interest rates – the deposit facility rate, the main refinancing operations rate and the marginal lending facility rate – by 25 basis points. These rates have been decreased to 2.75%, 2.90% and 3.15%, respectively, with effect from February 5, 2025.

In particular, the Governing Council based its decision to lower the deposit facility rate – the rate through which it steers the monetary policy stance – on its updated assessment of the inflation outlook, the dynamics of underlying inflation and the strength of monetary policy transmission. The Governing Council stated its view that the disinflation process is well on track. Inflation has continued to develop broadly in line with ECB staff projections and is expected to return to the Governing Council’s 2% medium-term target in the course of 2025.

On December 12, 2024, the Governing Council lowered each of the three key ECB interest rates by 25 basis points to 3.00% (deposit facility), 3.15% (main refinancing operations) and 3.40% (marginal lending facility), with effect from December 18, 2024.

The Governing Council reported that the asset purchase programme (APP) and pandemic emergency purchase programme (PEPP) portfolios are declining at a measured and predictable pace, as the Eurosystem no longer reinvests the principal payments from maturing securities.

Sources: European Central Bank, Monetary policy decisions, press release of January 30, 2025 (https://www.ecb.europa.eu/press/pr/date/2025/html/ecb.mp250130~530b29e622.en.html); European Central Bank, Monetary policy decisions, press release of December 12, 2024 (https://www.ecb.europa.eu/press/pr/date/2024/html/ecb.mp241212~2acab6e51e.en.html).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

LANDWIRTSCHAFTLICHE RENTENBANK

By	/s/ Nikola Steinbock
Name:	Nikola Steinbock
Title:	Chairwoman of the Management Board

By	/s/ Stefan Goebel
Name:	Stefan Goebel
Title:	Managing Director

Date: February 5, 2025